There are a total of 9 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto. The Exhibit Index ~~page is contained on page ___ of this document.~~

PE
4-30-02

02027740

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

ATTUNITY LTD.
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Press Release dated April 23, 2002.
2. Attunity Ltd. Press Release dated April 24, 2002.

ITEM 1

Tuesday April 23, 9:16 am Eastern Time

Press Release

SOURCE: Attunity

Attunity Appoints Consist International as Distributor for Latin America, Germany and Spain

Consist to Provide Local Sales, Consulting and Support for Attunity Products

BURLINGTON, Mass.--(BUSINESS WIRE)--April 23, 2002--Attunity Ltd. (NASDAQ:ATTU - news), a leader in business process, application and data integration solutions for the extended enterprise, today announced the appointment of Consist International as its distributor in Latin America, Germany and Spain. Consist International is a leading provider of financial applications, business management, mission-critical solutions, and consulting services in over twenty countries.

``Attunity today offers the most powerful solution for integrating data and legacy systems," said Natalio Fridman, President of Consist. ``The relationship with Attunity was initiated at the request of many of our customers who had evaluated competitive offerings and concluded that Attunity was the superior solution. We have already started selling Attunity products and we see tremendous need for Attunity products within our customer's installed base as well as new prospects." ``Consist has made a significant investment in support of this relationship, and together we are confident in their ability to seize the untapped opportunity for Attunity products in these geographies," said Paul Mackay, chief executive officer of Attunity. ``Attunity received from Consist $1.8 million for 2002 and based on the terms of the 10 year agreement, we forecast that revenues from Consist will meet or exceed that number annually."

About Consist International

Founded in 1972, the Consist Group, which include Consist International and affiliated Consist companies, is a leading information technology vendor. It delivers systems software; consulting and outsourcing services; data warehouse systems; as well as Consist Financials; human resource software; customer care; Internet solutions and business management and mission-critical applications to major corporate and public sector customers in more than 20 countries. Headquartered in New York City, Consist has offices in North America, Europe, Latin America, and the Middle East. MaK Data Ssytem, a German consulting company, is a subsidiary of Consist International Inc.

Consist's open family of portable software may be deployed in a centralized, client/server, or network environment. Customers such as Embratel, NissanMexicana, Telefonica, SERPRO, Banco do Brasil, Otis Elevator, HSBC, Bank of Boston, Bank Leumi, and the Commonwealth of Virginia rely on Consist to enable them to integrate and control their management information resources, and to run the same software in both centralized, client/server, and Web based environments. Consist also offers consulting on implementation, training, and support services covering the entire product lifecycle. More information about Consist can be found on the Web at www.consist.com.

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness integration solutions that deliver dynamic business process, application, and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers, and customers over the Internet.

The company's portfolio of software and services work in concert. Its eBusiness solutions utilize the standards-based technologies of Attunity BPI(TM) and Attunity Connect(TM) to insure rapid ROI while maintaining business agility for the future.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, Compaq, and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or send email to info@attunity.com.

- (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

Non-US Public Relations Contacts: For public relations contacts outside the US, visit our online Press Kit.

Contact:

US Public Relations Contact
Attunity, Inc.
Dan Potter
781.359.3500
dan.potter@attunity.com

ITEM 2

1070235.7

Wednesday April 24, 4:21 pm Eastern Time

Press Release

SOURCE: Attunity

Attunity Announces Additions to Board of Directors

BURLINGTON, Mass.--(BUSINESS WIRE)--April 24, 2002--Attunity Ltd. (NASDAQ: ATTU - news), a leader in business process, application and data integration solutions for the extended enterprise, today announced the appointment of Dan Falk and Anat Segal to Attunity's Board of Directors.

Dan Falk

Prior to his appointment at Attunity, Dan Falk served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., Executive Vice President and Chief Financial Officer of Orbotech, and held senior positions at Israel Discount Bank Ltd.

Dan Falk serves as the chairman of the board of directors of Atara Technology Ventures and is a member of the boards of directors of Nice System Ltd, Orad Ltd, Netafim Ltd, Visionix Ltd., Ramdor Ltd., Medcon Ltd. and Advanced Vision Technology Ltd. He received a master's degree in business administration in 1973 from the Hebrew University School of Business.

Anat Segal

Anat Segal currently runs an independent advisory practice providing investment banking services, financial and strategic consulting to high-tech companies. Prior to this, Ms. Segal was Managing Director and Head of Corporate Finance, with Tamir Fishman & Co., the then Israeli strategic affiliate of Hambrecht & Quist, VP Investment Banking with Robertson Stephens & Co / Evergreen, and held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms Segal also serves as a board member in several private and public companies. She holds a Bachelor's degree in Economics and Management, MBA and L.L.B., all from the Tel Aviv University.

In making this announcement, Arie Gonen, chairman of the board of Attunity, said, ``Anat and Dan are significant additions to our board and we value the experience and insights they bring to Attunity."

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.

The company's portfolio of software and services work in concert. Its eBusiness Integration Suite utilizes the standards-based technologies of Attunity Connect(TM) and Attunity BPI(TM) to insure rapid ROI while maintaining business agility for the future.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, Compaq, and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or send email to info@attunity.com.

• (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

Contact:

Dan Potter
Attunity
781-359-3502
dpotter@attunity.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By: /s/Arie Gonen
Chairman

Date: April 25, 2002